EXHIBIT 99.2

May 12, 2021

By EDGAR

Wheaton Precious Metals Corp.

Suite 3500, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

Dear Sirs/Mesdames:

Wheaton Precious Metals Corp. Prospectus Supplement dated May 12, 2021

We refer you to the prospectus supplement dated May 12, 2021 (the “Prospectus Supplement”) to the short form base shelf prospectus of Wheaton Precious Metals Corp. dated April 22, 2021, forming part of the Registration Statement on Form F-10 (Registration No. 333-255208) filed by Wheaton Precious Metals Corp. with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Certain Canadian Federal Income Tax Considerations”, “Interests of Expert”, “Legal Matters” and “Enforceability of Certain Civil Liabilities” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Cassels Brock & Blackwell LLP